Exhibit 99.35

(formerly AIM3 Ventures Inc.)

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Effective Date

This Management Discussion and Analysis (“MD&A”) is prepared as of April 26, 2021. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. Readers should read the sections of this MD&A entitled “Risk Factors” and “Forward Looking Information”. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Management is responsible for the preparation of the consolidated financial statements and this MD&A. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for Fiscal 2020	3
COVID-19 Pandemic	6
Outlook	6
Asset Portfolio	7
Summary of Annual Results	9
Summary of Quarterly Results	10
Liquidity and Capital Resources	11
Off-Balance Sheet Arrangements	11
Commitments and Contingencies	11
Related Party Transactions	12
Changes in Accounting Policies	12
Recent Accounting Pronouncements	13
New Accounting Policies	13
Outstanding Share Data	13
Critical Accounting Judgements and Estimates	14
Financial Instruments	14
Risks and Uncertainties	17
Forward-Looking Information	23
Third-Party Market and Technical Information	23

Abbreviations Used in This Report

Abbreviated Definitions
Periods	Under Review	Interest	Types	Currencies
Q4 2020	The three-month period ended December 31, 2020	“NSR”	Net smelter return royalty	“$”	United States dollars
Q3 2020	The three-month period ended September 30, 2020	“GRR”	Gross revenue royalty	“A$”	Australian dollars
Q2 2020	The three-month period ended June 30, 2020	“FC”	Free carry	“C$”	Canadian dollars
Q1 2020	The three-month period ended March 31, 2020	“PR”	Production royalty
Q4 2019	The three-month period ended December 31, 2019	“GPR”	Gross proceeds royalty
Q3 2019	The three-month period ended September 30, 2019	“GSR”	Gross sales royalty
Q2 2019	The three-month period ended June 30, 2019	“FOB”	Free on board
Q1 2019	The three-month period ended March 31, 2019

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Overview

Vox Royalty Corp. (“Vox” or the “Company”) is a mining royalty and streaming company focused on building a portfolio of accretive royalties and streams across a diverse base of precious metals assets. Vox has a unique mandate to opportunistically acquire royalties and streams on quality assets over a diverse portfolio of underlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up 70% of the assets underlying the Corporation’s royalties and streams by royalty count.

The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become one of the fastest growing companies in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

The Company’s ordinary shares trade on the TSX Venture Exchange under the ticker symbol “VOX”. Further information on Vox can be found at www.voxroyalty.com.

The following table shows the Company’s asset count as of the date of this MD&A:
		Near-term
Asset stage	Current	potential(1)
Producing	4	11
Advanced	15	8
Exploration	31	31
Total	50	50

(1)	“Near-term potential” producing asset count includes currently producing and construction/feasibility stage assets, based on public filings.

Highlights for Fiscal 2020

Qualifying Transaction

On May 19, 2020, the Company completed a reverse take-over transaction among Vox (formerly AIM3 Ventures Inc.), SilverStream SEZC (“SilverStream”) and AIM3 Merger Sub Cayman Ltd. (“AIM3 SubCo”). In connection with the completion of the Qualifying Transaction (as such term is defined under the policies of the TSX Venture Exchange):

-	SilverStream completed its merger with AIM3 SubCo pursuant to the Companies Law (2020 Revision) of the Cayman Islands, representing the three-cornered amalgamation comprising part of the Qualifying Transaction;

-	the Company changed its name from AIM3 Ventures Inc. to Vox Royalty Corp. and the Company’s stock symbol was changed to “VOX”;

-	all of the ordinary shares and ordinary share purchase warrants of SilverStream, including the ordinary shares and ordinary share purchase warrants issued on conversion of the Subscription Receipts (as defined below), the ordinary shares issued in consideration for the purchase of the royalties and the ordinary shares issued in settlement and satisfaction of the convertible notes, have been exchanged for common shares and common share purchase warrants of Vox; and

-	Vox continued out of Ontario and into the Cayman Islands.

Financings

May 2020 financing:

On May 7, 2020, the Company completed a brokered and non-brokered private placement of subscription receipts (“Subscription Receipts”) for aggregate proceeds of C$13,738,083 ($9,749,918) (“Financing”). In aggregate, 4,579,361 Subscription Receipts were issued under the Financing, at a price of C$3.00 ($2.13) per unit. Each Subscription Receipt entitled the holder thereof to one common share of the Company (now ordinary shares, following the continuation to the Cayman Islands) and one-half of one share purchase warrant upon the satisfaction of certain escrow release conditions in connection with the closing of the Qualifying Transaction. Officers and senior management members of the Company subscribed for 122,374 subscription receipts as part of the Financing, for gross proceeds of C$367,122 ($260,546). Each whole warrant will be exercisable to acquire one ordinary share at a price of C$4.50 for a period of 3 years.

March 2021 financing:

On March 25, 2021, Vox completed an overnight marketed public offering (the “Offering”), through a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”). In connection with closing of the Offering, the Company issued 5,615,766 units of the Company at a price of C$3.00 per Unit, which included the Underwriters’ partial exercise of an over-allotment option to acquire an additional 615,766 units. The gross proceeds of the Offering prior to deducting commission and expenses was C$16,847,298. Each unit issued consisted of one ordinary share of the Company and one half of one share purchase warrant of the Company. Each whole warrant will be exercisable to acquire one ordinary share of the Company for a period of 36 months at an exercise price of C$4.50 per warrant. In consideration for services provided in connection with the Offering, the Underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Royalty Acquisitions

During the 2020 financial year, Vox completed 14 transactions, acquiring a total of 30 royalties. The Company paid an aggregate of $7,725,873 to close the transactions, which was comprised of:

-	Cash payments of $4,109,865;
-	The issuance of 1,721,948 ordinary shares for a fair value of $3,499,645; and
-	The issuance of 200,000 warrants for a fair value of $116,363 (each warrant entitles the holder to purchase one ordinary share at a price of C$3.00 at any time on or before April 28, 2022).

Subsequent to December 31, 2020, the Company completed an additional four transactions, acquiring a further 11 royalties and extinguishing the prepayment over its Koolyanobbing producing royalty. With the Koolyanobbing royalty prepayment settled, Vox anticipates it will commence earning royalty revenues from January 1, 2021 onwards (with payments due to Vox during Q2 2021 for Q1 2021 royalty revenue).

MRO Database Acquisition

On March 25, 2020, SilverStream entered into a preliminary purchase agreement to acquire the Mineral Royalties Online (“MRO”) royalty database and a royalty. The fair value of $1,985,394, payable in common shares of the Company upon the completion of the RTO, each such common share having a deemed issuance price equal to the private placement. On May 15, 2020, the Company issued 985,110 common shares to complete the acquisition of the MRO royalty database and Volga royalty.

The acquisition of the MRO database includes a proprietary database of over 7,000 global royalties. The acquisition of the MRO database provides Vox with the first-mover advantage to execute non-brokered royalty deals.

Development of Royalty Assets

During 2020, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets. Key development news for the year is summarized as follows:

•	On April 14, 2020, Alt Resources Limited (“Alt”) lodged the Tim’s Find mine plan for approval by the Department of Mines Industry Regulation and Safety in preparation for future planned mining activity at the Mt Ida gold project.

•	On May 21, 2020, Venturex Resources Limited (“Venturex”) announced the receipt of environmental approval for the Sulphur Springs Copper-Zinc Project granted by the Western Australian Minister for Environment. This approval will enable regulatory authorities to issue required secondary permits, according to Venturex. The approval represents the conclusion of a comprehensive and rigorous environmental assessment process initiated in late 2016.

•	On May 25, 2020, Silver Mines Limited (“Silver Mines”) announced that they had lodged the Development Application (DA) and Environmental Impact Statement (“EIS”) for the proposed development of the Bowdens Silver Project to the New South Wales Department of Planning, Industry and Environment. The next steps for the Bowdens permitting process are the approval of the DA by the Minister for Planning & Public Spaces of New South Wales and completion of public exhibition of the EIS.

•	On June 23, 2020, Kalamazoo Resources Limited (“Kalamazoo”) announced that they had acquired the 1.65Moz Ashburton gold project from Northern Star Resources. Kalamazoo’s stated project strategy for Ashburton is “to make new discoveries, substantially increase the 1.65Moz oxide and sulphide gold resource, and advance project development plans”.

•	On August 10, 2020, in Karora Resources Inc.’s (“Karora”) quarterly results press release, they stated that mining has commenced at the Hidden Secret deposit which is part of the Higginsville Gold Operations (“HGO”) and located on tenements associated with the Dry Creek royalty (“Dry Creek”). Karora also stated that “An updated mineral resource estimate for the Hidden Secret and Mousehollow projects is expected to be delivered in fourth quarter of 2020 as part of the planned update for the Australian operations.”

•	On August 19, 2020, Jangada Mines plc (“Jangada”) released an initial National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resource estimate for the Pitombeiras Vanadium Project in Brazil. Jangada stated that a Preliminary Economic Assessment is “to be completed following completion of drilling extension with targeted release Q1 2021”.

•	On August 28, 2020, Alt and all their assets, including the Mt Ida gold project, were acquired through an off-market corporate takeover by Australian private equity group, Aurenne Group Holdings Pty Ltd., for A$32.3M.

•	On October 8, 2020, Silver Mines released significant high-grade drilling results from the Bowdens Silver Northwest High-Grade Zone.

•	On October 9, 2020, Black Cat Syndicate Limited (“Black Cat”) released a resource upgrade for the royalty-linked Myhree and Trump deposits and defined a JORC-compliant exploration target for Myhree.

•	On October 13, 2020, Newcrest Mining Limited published an NI 43-101 technical report for their Cadia Operations in New South Wales, Australia, which referenced three regional exploration targets (Great Extended, Finnerans, Forest Reefs) on the Company’s Forest Reefs royalty tenement EL4620. The Company holds a 1.5% NSR royalty over the Forest Reefs tenement, which is located approximately 5km east of the Cadia mine.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

•	On October 15, 2020, Mineral Resources Limited stated in their 2020 Annual Report that “both the Deception and Jackson pits successfully transitioned to lower-strip ore delivery phases.” Vox holds a 2.0% FOB revenue royalty over the M77/1258 tenement which covers a substantial part of the Deception pit and which is part of the Koolyanobbing iron ore operation in Western Australia.

•	On October 27, 2020, Kalamazoo advised that a 4,500m RC and 2,500m diamond drilling campaign will commence in early November 2020 at its Ashburton Gold Project in Western Australia. The primary aim of the program is to extend and infill known mineralisation around the Peake and Waugh pits, targeting both new extensions to oxide gold mineralisation, as well as the primary sulphide gold resources remaining at depth below the mined pits.

•	On October 28, 2020, Metalicity Limited (“Metalicity”) released the quarterly drilling results from a 14-hole 1020 metre drilling program at the royalty-linked McTavish Prospect.

•	On October 29, 2020, Ramelius Resources Limited stated in their September quarterly report that “Further RC drilling along the Columbus and Calzoni trends within the Holleton Mining Centre is being planned pending receipt of additional flora surveys, as per the Company’s Conservation Management Plan”. The Company holds a 1% NSR over the Holleton project.

•	On November 9, 2020, ValOre Metals Corp. reported “further encouraging metallurgical testing results from the Pedra Branca PGE Project including 91% palladium recoveries in cyanide leach and 82% platinum recovered in 32% mass in gravity sort”.

•	On November 12, 2020, Karora provided the following update on Dry Creek Gold production: “At Hidden Secret, a staged pre-stripping program to access the near surface mineralization commenced in August 2020. At Mousehollow, an open pit optimization has been completed and a mining proposal submitted to the appropriate authorities. Mining approval is expected in the fourth quarter of 2020. Once online, these combined pits will provide Karora with additional operational flexibility and mill feed optimization in addition to existing production from Baloo and Fairplay North.” The Hidden Secret and Mousehollow deposits are both subject to the Dry Creek royalty.

•	On November 26, 2020, Black Cat summarized its objective to construct a 500,000tpa processing facility, targeting commencement of Stage 1 open pit mining oat the Myhree deposit (royalty-linked) in Q4 2021 and full production in Q1 2022.

•	On December 10, 2020, Thor Explorations Ltd. (“Thor”) announced a final set of encouraging drill results from its in-pit and extensional diamond core drilling program at the Segilola project and reiterated first gold pour in Q2 2021.

•	On December 10, 2020, Alamos Gold Inc. (“Alamos”) provided its 2021 capital budget for Lynn Lake, being $13 million, including $6 million for development activities and $7 million for exploration.

•	On December 16, 2020, Karora announced a 334% increase in proven and probable mineral reserves to 1.33 million ounces and a 167% increase in measured and indicated mineral resources to 2.52 million ounces, highlighting a resource upgrade for the Higginsville project, which Vox’s Dry Creek royalty tenements form part of.

Subsequent to the end of Q4 2020, the following key development news flow was released:

•	On January 27, 2021, Kalamazoo announced positive drilling results and stated that over the next 12-24 months, it aims to substantially increase the 1.65Moz oxide and sulphide gold resource and advance project development at the Ashburton gold project.

•	On January 28, 2021 and February 19, 2021, Silver Mines released significant high-grade drilling results from the Bowdens Silver Northwest High-Grade Zone.

•	On January 29, 2021, Silver Mines shared in their quarterly report that the Bowdens silver project EIS was placed on an eight-week public exhibition which concluded during the September 2020 quarter. From the exhibition process, Silver Mines received no objections to the Bowdens silver project from any Government agencies and received resounding public support.

•	On February 2, 2021, Tartisan Nickel Corp. announced that it anticipates having an updated Preliminary Economic Assessment completed for the Kenbridge project during Q2 2021.

•	On February 16, 2021, Jangada announced a positive Preliminary Economic Assessment for the Pitombeiras vanadium project, including first projection anticipated for Q1 2021.

•	On February 18, 2021, Hecla Mining Company (“Hecla”) announced that at the Montanore project, the Kootenai National Forest’s Final Supplemental EIS and Record of Decision are expected later in 2021.

•	On February 24, 2021, Kalamazoo announced further positive drilling results and is planning a ~15,000 to ~20,000 metre drill campaign for the upcoming field season, commencing in Q2 2021.

•	On February 24, 2021, Venturex announced a recapitalization plan for the company, including binding commitments to raise A$14 million of cash through an equity placement. The proceeds of the equity raise are intended to be used to fund development activities for the Sulphur Springs project along with corporate and general working capital.

•	On March 10, 2021, Venturex announced commencement of key work programs to advance Sulphur Springs to a final investment decision, with all critical path items and project engineering works scheduled to ensure a seamless transition to development. Venturex also mentioned that drilling to upgrade the inferred open pit resources is due to commence in May 2021.

•	On March 18, 2021, Metalicity announced that it had drilled 12 holes for 3,043 metres at the historical Cosmopolitan Gold Mine with assay results expected over the coming weeks.

•	On March 19, 2021, Jangada announced that it had submitted an application to the Brazilian National Mining Agency (“Agência Nacional de Mineração” or “ANM”) to obtain a trial mining licence (“Guia de Utilização” or “GU”) that once approved, will allow for the extraction of 300,000 tonnes of Ferrovanadium (FeV) bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the Pitombeiras Project.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

•	On March 26, 2021, Black Cat announced that it exercised its option to acquire a 1.5mtpa milling facility inclusive of associated equipment. The processing facility will be located near the Imperial/Majestic deposit.

•	On March 24, 2021, Silver Mines reported that it has submitted its Mining Lease Application for the development of the Bowdens silver project and is currently completing its EIS response to submissions to The New South Wales Department of Planning, Industry and Environment, as part of the final stages of the approvals process.

•	On March 29, 2021, Thor reported total probable reserves of 517,800 ounces at 4.02g/t, representing a 28% increase over the March 2019 Segilola Definitive Feasibility Study.

•	On April 9, 2021, Genesis Minerals Limited (“Genesis”) announced that it had defined a promising new prospect at Puzzle North (located 700m north of the Puzzle deposit) with positive shallow drilling results. At the Puzzle deposit they had strong assays returned from limited recent resource upgrade drilling.

•	On April 12, 2021, ValOre announced the commencement of their 2021 Exploration Program, which included a fully funded and permitted 8,000m drilling program focused on undrilled new discovery, pre-resource target advancement and resource expansion.

•	On April 15, 2021, Venturex announced that approval from the Department of Mines, Industry Regulation and Safety (“DMIRS”) were received for their Project Management Plan on 9 April 2021, allowing the upgrade of a 7.6km access road to the Sulphur Springs mine site as an early critical-path item for the project’s development. An 8-week program of geotechnical drilling for the Sulphur Springs Tailings Storage Facility commenced on 14 April 2021, which will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed.

Normal Course Issuer Bid

On November 13, 2020, the TSXV approved a Normal Course Issuer Bid (“NCIB”) made by the Company. Under the terms of the NCIB, the Company may repurchase for cancellation, up to 1,628,289 ordinary shares, being 5% of the 32,565,796 ordinary shares outstanding as at November 5, 2020, the date the Company filed the NCIB application with the TSXV. The purchases are to be made through the facilities of the TSXV during the period November 19, 2020 to November 18, 2021.

COVID-19 Pandemic

The current COVID-19 (coronavirus) global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. To date, a number of mining projects have been suspended globally as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended and remains suspended, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. As at December 31, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Outlook

Production Stage Assets

Based on operator guidance, Vox expects to increase its producing royalty asset count within its existing portfolio from four to seven, including:

•	Segilola: advanced construction 1.5% NSR in Nigeria, capped at $3.5M, with Thor targeting first gold pour in Q2 2021;

•	Bulong: pre-construction 1% NSR in Western Australia, with Black Cat targeting commencement of production in Q4 2021;

•	Koolyanobbing (Deception & Altair Pits): producing 2% FOB revenue iron ore royalty over part of the Deception Pit and all of the Altair Pit in Western Australia;

•	Higginsville (Dry Creek): producing grade-linked tonnage royalty in Western Australia, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits;

•	Brauna: producing 0.5% GSR interest in Brazil, South America’s largest operating diamond mine, currently mining one of 21 kimberlite occurrences on the property;

•	Janet Ivy: producing tonnage royalty in Western Australia, covering the Janet Ivy gold mine; and

•	Mt Moss: pre-restart 1.5% Net Smelter Return royalty over base metal, magnetite and silver production from mining lease ML10171 which covers the Mt Moss Fe-Cu-Zn Skarn Project (“Mt Moss Mine”) located 150km NW of Townsville in northern Queensland, which was on care and maintenance when Vox acquired the royalty in 2020 with plans to be reopened in Q2 2021.

Development Assets

Based on operator guidance, Vox anticipates the following catalysts for development and exploration stage royalties in 2021:

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

•	Bowdens: Silver Mines responding to submissions received in relation to the Bowdens Silver Project EIS eight-week public exhibition, which successfully concluded during Q3 2020, as discussed on January 28, 2021.

•	Pedra Branca: 8,000m drilling program focused on undrilled new discovery, pre-resource target advancement and resource expansion conducted by ValOre, as discussed on April 12, 2021.

•	Sulfur Springs: updates from Venturex on their 8-week program of geotechnical drilling for the Tailings Storage Facility, which will enable submission of a Mining Proposal / Mine Closure Plan and Works Approval application, the final two key approvals required for project development to proceed as discussed on April 15, 2021.

•	Lynn Lake – MacLellan: 17,000m drilling program budgeted by Alamos for 2021, partially on royalty claims covering part of the MacLellan deposit, ongoing environmental baseline work to support permitting of the project, community engagement, and other engineering and geotechnical work, which Vox hopes will support a construction decision in 2022, as discussed on December 9, 2020.

•	Pitombeiras: completion by Jangada of a maiden NI 43-101 Technical Report and a Preliminary Economic Assessment and pending application for a trial mining license for the Pitombeiras Vanadium Project in Brazil, as discussed on January 25, 2021.

•	Montanore: finalisation of a supplemental EIS statement that is being prepared by the US Forest Service focusing on the evaluation phase, and a Record of Decision that is expected in mid-2021 in response to litigation completed in 2017, as discussed by Hecla in their December 2020 corporate presentation.

•	Kenbridge: completion of an updated Preliminary Economic Assessment by Tartisan Nickel Corp. during Q2 2021, as discussed on February 2, 2021.

•	Kookynie (Consolidated Gold): completion by Genesis of a feasibility study on the Kookynie project, as discussed on February 8, 2021.

•	Kookynie (Melita): completion by Metalicity of an updated mineral resource estimate for the McTavish deposit in 2021, as discussed on March 18, 2021.

Continued organic news flow from our operating partners, targeting an approximate average of 30,000m partner-funded drilling on royalty projects each quarter.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalty and streams, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties or streams, or the right to acquire certain royalties or streams, to third parties. Vox is committed to maximizing growth and shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 50 royalties and streaming assets, including one royalty option. Vox ended 2020 with 4 producing royalty assets and expects to increase its producing royalty asset count within its existing portfolio to 7 by the end of 2021. In addition, the Company owns a number of royalties and streams on development and exploration stage projects. Vox’s interests span nine jurisdictions, including 31 royalty assets in Australia and 8 in North America.

The following table summarizes each of Vox’s royalty and streaming assets:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator

Higginsville (Dry Creek)	A$0.71/gram gold ore	Gold	Australia	Producing	Karora Resources
milled(1) (effective
0.85% NSR)
Segilola	1.5% NSR (subject to	Gold	Nigeria	Construction	Thor Explorations
	$3.5M cap)				Ltd.
Mt Ida	1.5% NSR (>10Koz Au	Gold	Australia	Pre-production	Aurenne Group
	production)				Holdings
Bulong	1.0% NSR	Gold	Australia	Pre-Construction	Black Cat Syndicate
Limited
Ashburton	1.75% GRR	Gold	Australia	Exploration (Toll-	Kalamazoo
	(>250K oz)			treatment Potential)	Resources

Kelly Well	10% FC (converts to	Gold	Australia	Exploration	Dacian Gold
1% NSR)
New Bore	10% FC (converts to	Gold	Australia	Exploration	Dacian Gold
1% NSR)
Millrose	1.0% GRR	Gold	Australia	Exploration	Jindalee Resources
Kookynie (Melita)	A$1/t ore PR (>650Kt	Gold	Australia	Exploration	Genesis Minerals
	ore mined and treated)			(Feasibility due	Ltd
2021)

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Asset	Royalty Interest		Commodity	Jurisdiction	Stage	Operator

Kookynie (Consolidated	A$1/t ore PR (with gold		Gold	Australia	Exploration	Metalicity Limited
Gold)	grade escalator(2))
Green Dam	2.0%	NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0%	NSR	Gold	Australia	Exploration	Ramelius
						Resources Limited
Yamarna	A$7.50/oz discovery		Gold	Australia	Exploration	Gold Road
	payment					Resources
West Kundana	Sliding scale 1.5% to		Gold	Australia	Exploration	Northern Star
	2.5% NSR					Resources and
						Tribute Resources
British King	1.5%	NSR on the first	Gold	Australia	Development (Toll-	BK Gold Mines
	10,000 oz and 5.25%				treat Potential)
	stream thereafter
Merlin	0.75% GRR (>250K oz)		Gold	Australia	Exploration	Northern Star
						Resources
Forest Reefs	1.5%	NSR	Gold and copper	Australia	Exploration	Newcrest Mining
						Limited
Koolyanobbing (part of	2.0%	FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources
Deception & Altair pits)						Ltd.
Bowdens	0.85% GRR		Silver-lead-zinc	Australia	Development	Silver Mines Limited

Pedra Branca	1.0%	NSR	Nickel, copper,	Brazil	Exploration (PEA	ValOre Metals
			cobalt, PGM’s,		2018)	Corp.
			Chrome
Montana Assets	1.5%	NSR	Gold, copper	USA	Exploration	Privately held
(Option)
Mexico Assets	1.0%	NSR	Silver, lead, zinc	Mexico	Exploration	Privately held

Pitombeiras	1.0%	NSR	Vanadium,	Brazil	Exploration (PEA	Jangada Mines
			Titanium, Iron		due H1 2021)
			Ore
Graphmada	2.5%	GSR (A$5M cap	Graphite	Madagascar	Development (Care	Bass Metals Limited
	or to 1 Jan 2029)				& Maintenance)
Yellow Giant	Stream on 100% of		Silver	Canada	Development (Care	MCC Canadian
	silver produced on first				& Maintenance)	Gold Ventures
	6,667 oz monthly, then
	50% of monthly silver
	produced in excess
Barabolar Surrounds	1.0%	GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Yalbra	0.75% GRR		Graphite	Australia	Exploration	Buxton Resources
						Limited
Mt. Moss	1.5%	NSR	Base metals and	Australia	Development (Care	Axis Minerals Pty
			silver		& Maintenance)	Ltd
Alce	3.0%	GRR	Gold, copper	Peru	Exploration	Compania Minera
						Santa Raquel SAC
Las Antas	2.0%	GRR	Gold, copper	Peru	Exploration	Western Pacific
						Resources Corp.
Volga	2.0%	GRR	Copper	Australia	Exploration (Toll-	Novel Mining
					treatment Potential)
Uley	1.5%	GRR	Graphite	Australia	Development	Quantum Graphite
					(Feasibility)
Sulphur Springs	A$2/t ore PR (A$3.7M		Copper, zinc,	Australia	Development	Venturex
	royalty cap)		lead, silver		(Feasibility)	Resources
Kangaroo Caves	A$2/t ore PR (40%		Copper, zinc,	Australia	Development	Venturex
	interest)		lead, silver		(Feasibility)	Resources
Thaduna	1.0%	NSR	Copper	Australia	Exploration	Sandfire Resources
Glen	0.2%	FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest
						Corporation
Anthiby Well	0.25% GRR		Iron ore	Australia	Exploration	Hancock
						Prospecting
Brauna	0.5%	GRR	Diamonds	Brazil	Producing	Lipari Mineração
						Ltda.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator

Brits(3)	1.75% GSR (or	Vanadium	South Africa	Development	Bushveld Minerals
	~C$1.03/tonne annual				Limited
cap)
Lynn Lake	2.0% GPR (post initial	Gold	Canada	Development	Alamos Gold Inc.
(MacLellan)(4)	capital recovery)
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining
Company
Kenbridge	1% NSR	Nickel, copper,	Canada	Exploration (PEA	Tartisan Nickel
	(buyback for C$1.5M)	cobalt		due Q2 2021)	Corp.
Lynn Lake (Nickel)	2% GPR (post initial	Nickel, copper,	Canada	Exploration	Corazon Mining Ltd.
	capital recovery)	cobalt
West Malartic (Chibex	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines
South)					Limited
Bulgera	1% NSR	Gold	Australia	Exploration	Norwest Minerals
Comet Gold	1% NSR	Gold	Australia	Exploration	Accelerate
Resources Ltd.
Mount Monger	1% NSR	Gold	Australia	Exploration	Accelerate
Resources Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Norton Gold Fields
Pty Ltd
Otto Bore	2.5% NSR (on	Gold	Australia	Development	Norton Gold Fields
	cumulative 42,000 –				Pty Ltd
100,000 oz production)
Bullabulling(5)	A$10/oz gold royalty	Gold	Australia	Development	Norton Gold Fields
Pty Ltd

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.71/gram gold ore milled, as at 16 November 2020.
(2)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1)
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(5)	Subject to completion of Bullabulling transaction.

Summary of Annual Results

The following selected historical financial data was prepared under IFRS and is presented in United States dollars.

	December 31,	December 31,	December 31,
	2020	2019	2018
	$	$	$
Statement of loss and comprehensive loss
Revenues	126,227	-	-
Gross profit	105,391	-	-
Operating expenses	7,495,984	1,190,075	1,066,095
Net loss	(10,231,403)	(1,241,287)	(1,868,764)
Net loss per share	(0.35)	(0.05)	(0.08)
Cash dividends declared	-	-	-

Statement of Financial Position
Total assets	15,186,635	4,847,549	5,188,030
Total non-current liabilities	1,042,642	259,381	261,624

Statement of Cash Flows
Net cash flows used in operating activities	(1,844,454)	(38,536)	(695,997)
Net cash flows used in investing activities	(3,715,642)	(864,925)	-
Net cash flows from financing activities	8,839,767	624,123	611,529

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
	$	$	$	$	$	$	$	$
Revenues	115,975	10,252	-	-	-	-	-	-
Gross profit	99,905	5,486	-	-	-	-	-	-
Gross margin %	86%	54%	0%	0%	0%	0%	0%	0%
Operating expenses	1,955,179	2,699,519	2,623,941	217,345	346,567	188,632	469,184	185,692
Net income (loss)	(2,751,464)	(2,284,933)	(4,155,243)	(1,039,763)	(282,491)	(189,540)	(832,437)	63,181
Net income (loss) per share	(0.09)	(0.07)	(0.15)	(0.04)	(0.01)	(0.01)	(0.04)	0.01

Fourth Quarter Results

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2020” refers to the three-month period ended December 31, 2020 and the “comparable quarter” or “Q4 2019” refers to the three-month period ended December 31, 2019.

Operating Expenses

Operating expenses for the quarter were $1,955,179, up from $346,567 in the comparative quarter. The increase in expenditures was primarily related to the following:

●	cumulative increase in general and administration, professional fees, salaries and benefits and depreciation of $259,261. The increase is primarily related to increasing employee head count in the first half of 2020 and investor relations initiatives;

●	increase in share-based compensation of $849,351. The increase is related to Vox granting certain employees RSUs and PSUs in May and June 2020; and

●	increase in impairment of royalty, stream and other interests of $500,000.

Other income (expenses)

Other expenses for the quarter was $896,190, up from income of $64,076 in the comparable quarter. The increase in other expenses was primarily related to the write-off of the BK Gold Mines investment during the quarter.

Net Loss

The net loss and comprehensive loss for the quarter was $2,751,464 versus $282,491 in the comparative period. On a per share basis, the net loss was $0.09 for the quarter versus $0.01 in the comparative quarter. The increase in loss stems from the results of operations discussed above.

2020 Results

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “YTD” or “12M2020” refers to the year ended December 31, 2020 and the “comparable period” or “12M2019” refers to the year ended December 30, 2019.

Operating Expenses

Operating expenses for the YTD were $7,495,984, up from $1,190,075 in the comparative period. The increase in expenditures was primarily related to the following:

●	cumulative increase in general and administration, professional fees, salaries and benefits and depreciation of $1,174,088. The increase is primarily related to increasing employee head count in the first half of 2020 and investor relations initiatives;

●	increase in share-based compensation of $4,164,776. The increase is related to Vox granting certain employees RSUs and PSUs in May and June 2020; and

●	increase in impairment of royalty, stream and other interests of $967,045.

Other income (expenses)

Other expenses for the YTD was $2,840,810, up from $51,212 in the comparable period. The increase in other expenses was primarily related to the following:

●	reverse take-over acquisition costs during the first half of the year of $1,771,672 vs. $nil in comparable period;

●	unrealized and realized loss on investments of $1,464,125 for the 12M2020 vs. $559,022 in the comparable period;

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Net Loss

The net loss and comprehensive loss for the 12M2020 was $10,231,403 versus $1,241,287 in the comparative period. On a per share basis, the net loss was $0.35 for the year versus $0.05 in the comparative period. The increase in loss stems from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position at December 31, 2020 comprised current assets of $3,562,249, including cash of $3,153,958. Against current liabilities of $226,420, this resulted in net working capital of $3,335,829. This compares to current assets of $913,476 and net working capital deficiency of $453,529 at December 31, 2019.

Cash Flows Used in Operations

Cash flow used in operations in Q4 2020 was $453,254 vs. cash flow from operations in Q4 2019 of $650,394. The decrease in cash flow used in operations during the period is mainly a result of the comparative period recognizing the collection of $1,000,000 from a streaming receivable.

Cash flow used in operations in 12M2020 was $1,844,454 vs. $38,536 in 9M2019. The increase in cash flow used in operations during the period is mainly a result in an increase in cash operating expenditures, as the Company continues to grow its business along with the comparative period recognizing the collection of $1,000,000 from a streaming receivable.

Cash flows Used in Investing Activities

Cash flows used for investing in Q4 2020 was $548,540 vs. $996,782 in Q4 2019. In both periods, the cash flows used in investing activities primarily related to the acquisition of royalty assets.

Cash flows used for investing in 12M2020 was $3,715,642 vs. $864,925 in 12M2019. In 12M2020, the expenditures were for the acquisitions of royalties net of $411,547 earned from the sale of investments. In 12M2019, the expenditures were for the acquisition of royalties net of $316,075 earned from the sale of investments.

Cash flows From Financing Activities

Cash flows from financing activities for Q4 2020 was $143,369 vs. $328,980 in Q4 2019. Cash flows for the period were primarily comprised mainly of:

●	Shareholder advances of $328,980 in the comparative period vs. $nil in current period; and

●	Repurchase of ordinary shares under the Company’s NCIB program of $144,541 in the current period vs. $nil in the comparative period.

Cash flows from financing activities for 12M2020 was $8,839,767 vs. $624,123 in 9M2019. Cash flows for the period were comprised mainly of:

●	Financing gross proceeds of $9,749,918 net of $272,915 of share issue costs vs. $100,000 in financing gross proceeds in comparative period;

●	Shareholder net repayment of $594,980 vs. net advances of $594,980 in the comparative period; and

●	Stock option and warrant exercises for gross proceeds of $116,587 vs. $4,142 in the 12M2019.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by other corporations, nor does it hold any material equities or other investments of any kind, other than as discussed above regarding BK Gold, which the Company fully impaired the investment during the three months ended December 31, 2020.

We believe our current financial resources, including the Offering closed in March 2021 will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, we may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2020, the Company did not have any right-of-use assets or lease liabilities.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

The Company is committed to minimum annual lease payments for its premise, which renews on a quarterly basis and certain consulting agreements, as follows:

2021
$
Operating leases	12,980
Consulting agreements	183,159
196,139

The Company is party to certain management contracts. These contracts require that additional payments of up to $1,280,000 be made upon the occurrence of a change in control and $637,500 upon the occurrence of employee terminations. As a triggering event has not taken place, the contingent payments have not been reflected in the consolidated financial statements.

The Company is party to certain milestone payments for royalty acquisitions. The cumulative amount of milestone payments to be made, based on certain criteria requirements being met is up to $2,150,290, comprising amounts of C$200,000, A$970,000 and $1,250,000.

Related Party Transactions

Related parties include the Board of Directors and Management, close family and enterprises that are controlled by these individuals, as well as certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the years ended December 31, 2020 and 2019.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the years ended December 31, 2020 and 2019 were as follows:

	December 31,	December 31,
	2020	2019
	$	$
Short-term employee benefits	1,083,525	454,543
Share-based compensation	3,573,251	-
	4,656,776	454,543

During the year ended December 31, 2019, the Company entered into a shareholder loan agreement. The loan bore interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan Minerals, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the Financing.

The changes to the due to shareholder balance are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of period	594,980	-
Proceeds received	100,520	614,980
Repayments	(695,500)	(20,000)
Balance, end of period	-	594,980

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions. There was no impact to the consolidated financial statements upon adoption.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2021. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”)

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

New Accounting Policies

Basis of consolidation

The consolidated financial statements incorporate the accounts of Vox Royalty Corp., and its three wholly owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia), and Vox Royalty Canada Ltd. (Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

Intangible assets

Intangible assets, consisting of a database, is measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

Outstanding Share Data

The authorized share capital of the Company is C$50,000 divided into 500,000,000 ordinary shares of a par value of C$0.0001 each. The holders of all ordinary shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the ordinary shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. Vox’s Memorandum and Articles of Association provide that the holders of ordinary shares generally are entitled to one vote per share.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

As at December 31, 2020, the issued and outstanding securities were as follows:

●	32,412,324 ordinary shares;

●	272,341 ordinary share purchase warrants with an average exercise price of C$3.00;

●	2,289,667 ordinary share purchase warrants, with a call option feature, with an average exercise price of C$4.50. This call option feature was extinguished on February 3, 2021;

●	6,000 stock options with an average exercise price of C$3.50;

●	2,124,906 restricted share units; and

●	648,246 performance share units.

As of the date of this MD&A, the issued and outstanding securities were as follows:

●	39,693,263 ordinary shares;

●	5,369,891 ordinary share purchase warrants with an average exercise price of C$4.42;

●	20,000 stock options with an average exercise price of C$4.00;

●	547,919 restricted share units; and

●	793,865 performance share units.

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2020 and 2019.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade accounts receivable.

The Company’s credit risk is primarily attributable to cash and amounts receivables. The Company monitors the credit risk and credit standing of its creditors on a regular basis. As at December 31, 2020 and 2019, amounts receivables were 100% collectible, other than as disclosed in Note 5 of the consolidated financial statements regarding the provision for ECL recorded.

Cash is generally invested in cash accounts or short-term interest-bearing securities issued by the chartered banks. At December 31, 2020, the Company had $nil (December 31, 2019 - $nil) invested in term deposits. Management believes the risk of loss associated with these assets to be remote.

Management believes that the credit risk concentration with respect to financial instruments included in assets has been reduced to the extent presently practicable.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

At December 31, 2020, the Company has a cash balance of $3,153,958 (December 31, 2019 - $30,315) to settle current liabilities of $226,420 (December 31, 2019 - $1,367,005). All of the Company’s financial liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms, except for derivative liabilities.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

In addition to the commitments disclosed above, the Company is obligated to the following contractual maturities of undiscounted cash flows as at December 31, 2020:

	Carrying	Contractual
	amount	cash flows	2021
	$	$	$
Accounts payable and accrued liabilities	226,420	226,420	226,420
Total	226,420	226,420	226,420

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$3,916,897 ($3,076,409) and derivative liabilities held in Canadian dollars, with an estimated fair value of C$1,327,501 ($1,042,642) as at December 31, 2020. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at December 31, 2020, a 10% change in the Canadian dollar, would have an impact of $308,000 and $105,000, on cash and derivative liabilities, respectively, and on the consolidated statement of loss and comprehensive loss.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of base metals. The price of base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

The Company addresses this risk through the contract terms of its streaming agreements, typically having a commodity purchase price that is the lesser of a fixed amount and 80% of the then prevailing market price. This ensures a positive margin on all commodity transactions.

Fair value of financial instruments

The carrying amounts for cash, current amounts receivables, accounts payable and accrued liabilities, due to shareholder and current portion of convertible notes on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of derivative liabilities were estimated based on the assumptions disclosed in Notes 10 and 15 of the consolidated financial statements.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices): and

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2020 and 2019, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are calculated using Level 1, 2 and 3 inputs, and derivative liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated financial statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

As at December 31, 2020:
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)
	-	-	(1,042,642)	(1,042,642)

As at December 31, 2019:
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	819,495	1,035,097	-	1,854,592
Derivative liabilities	-	-	(61,697)	(61,697)
	819,495	1,035,097	(61,697)	1,792,895

Level 2 Hierarchy

During the year ended December 31, 2020, private investments of A$14,000 ($11,746) were disposed and there were no transfers between levels. During the year ended December 31, 2019, there were no transfers between levels.

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	1,035,097	1,056,000
Disposal at cost – shares	(10,730)	(13,290)
Realized loss on investments	(1,016)	(2,038)
Unrealized loss on investment	(1,023,351)	(5,575)
	-	1,035,097

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2020 and 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	61,697	305,514
Issuance of Financing warrants	650,012	-
Change in valuation of Financing warrants	105,298	-
Share-based compensation expense on PSUs	287,332	-
Change in valuation related to convertible notes	(16,647)	(4,010)
Conversion of convertible notes	(45,050)	(13,807)
Change in valuation of promissory note warrants	-	(226,000)
	1,042,642	61,697

Capital management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Risks and Uncertainties

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties or streams may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company‘s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company‘s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project

Royalties and streams are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company‘s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties or streams and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database of MRO, which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties or streams that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties or streams that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty and streaming assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties and streams, macro-level factors such as inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase a diversity of royalties, streams or similar interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company will be subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third-parties

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Global financial conditions

Market events and conditions, including disruptions in international credit markets and other financial systems in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in U.S. dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for minerals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and price of the Company shares could be adversely affected.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Liquidity concerns and future financing requirements

The Company has a very limited source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Company shares or securities exchangeable for or convertible into Company shares, control of the Company may change, and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties or streams are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties or streams that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company’s plan is to apply various methods, including utilizing the data it will have available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties or streams. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history

Vox has a limited business history. While members of Vox’s management and the Vox Board have significant expertise within the natural resource and finance sectors, Vox itself has a limited history of operations in the royalty and streaming industry, and there can be no assurance that the business will be successful or profitable or the Company will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation risks

The Company may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to the Company. In addition, potential litigation may arise on a property underlying the royalties or streams that are or may be held by the Company. As a royalty or stream holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties or streams that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Vox Royalty Corp.

Management Discussion & Analysis

For the year ended December 31, 2020

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Vox; fluctuations in the value of the U.S. dollar relative to the Australian dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Vox holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Vox holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Vox holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Vox; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Vox holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Vox holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Vox holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Vox undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.